Filed Pursuant to Rule 433
Registration No. 333-129134

January 30, 2006 Relating to Preliminary Prospectus dated January 17, 2006
      On January 30, 2006, the issuer, SMART Modular Technologies (WWH), Inc., filed Amendment No. 5 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated January 17, 2006. The following summarizes the disclosure in the prospectus included in Amendment No. 5 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus.
Shareholders’ Agreement
      We and our shareholders who are selling shares in the offering to which the Preliminary Prospectus relates will become parties to a shareholders’ agreement that will become effective shortly before the offering. Such selling shareholders are Texas Pacific Group, Francisco Partners and Shah Capital Partners, which we refer to as our principal investors, Patel Family Partners L.P. and WestRiver LLC.
      The shareholders’ agreement provides that so long as they hold at least 10% of our outstanding shares, each of Texas Pacific Group and Francisco Partners may nominate two members of our board of directors; that as long as they hold at least 5% of our outstanding shares, each of Texas Pacific Group, Francisco Partners and Shah Capital Partners may nominate one member of our board of directors; that the principal investors have the right to nominate jointly with our President or chief executive officer (who shall also serve as a member of the board of directors during his employment with us) three other independent directors to our board; and that the parties to the shareholders’ agreement will vote their ordinary shares to elect the persons so nominated to our board of directors. Mr. Shah was nominated by Shah Capital Partners, Messrs. Frantz and Marren were nominated by Texas Pacific Group and Messrs. Deb and Perlman were nominated by Francisco Partners and Messrs. Park, Patel and Weatherford were nominated jointly by our principal investors and our chief executive officer. These rights of our principal investors do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. In addition, each of Texas Pacific Group, Francisco Partners and Shah Capital Partners have the right, voting collectively, to nominate our chief executive officer and have agreed not to vote their ordinary shares for any amendment to our memorandum and articles of association unless the other principal investors also approve of such amendment.
      In addition, the shareholders’ agreement provides that, among other things, if the principal investors, acting collectively, propose (1) to sell to a third party more than 50% of the aggregate number of ordinary shares held by the principal investors upon completion of this offering or (2) a transfer in which the ordinary shares to be transferred by the principal investors collectively, plus the ordinary shares to be transferred by the other parties to the shareholders’ agreement, constitute more than 50% of the outstanding ordinary shares, the parties to the shareholders’ agreement may be compelled to sell all or a portion of their ordinary shares. As a result, the parties to the shareholders’ agreement are deemed to have beneficial ownership of the shares held by the other parties to the shareholders’ agreement. Revised disclosure that reflects the inclusion of such shares in the shares beneficially owned by each of the parties to the shareholders’ agreement is presented below and supersedes the selling shareholder table and related footnotes on pages 72 through 74 of the Preliminary Prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by (1) each person known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares, (2) each of our directors, (3) each of the executive officers named in the section entitled “Management” above and (4) all of our executive officers and directors as a group. The following table assumes that the ordinary shares held by Modular, L.L.C. have been distributed to its members in connection with the reorganization of Modular, L.L.C.
      Percentage of ownership is based on 49,153,440 ordinary shares outstanding as of December 31, 2005. Beneficial ownership is calculated based on SEC requirements. These requirements also treat as outstanding all ordinary shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is December 31, 2005. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.
      Other than as specifically noted below, the address of each of the named entities or individuals is c/o SMART Modular Technologies (WWH), Inc., 4211 Starboard Drive, Fremont, California 94538.

					Ordinary Shares		Ordinary Shares
	Ordinary Shares				Beneficially Owned		Beneficially Owned
	Beneficially Owned		Ordinary Shares		After the Offering		After the Offering With
	Prior to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment

Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Greater than 5% Shareholders:
TPG Advisors III, Inc.(1)(2)(5)	48,417,192	98.5%	1,195,818	2.4%	37,053,556	63.6%	33,985,373	58.3%
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
TPG Advisors IV, Inc.(1)(3)(5)	48,417,192	98.5	1,834,486	3.7	37,053,556	63.6	33,985,373	58.3
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
T(3) Advisors II, Inc.(1)(4)(5)	48,417,192	98.5	1,515,151	3.1	37,053,556	63.6	33,985,373	58.3
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
Francisco Partners,G.P., LLC(1)(6)	48,417,192	98.5	4,537,920	9.2	37,053,556	63.6	33,985,373	58.3
2882 Sand Hill Road, Ste. 280
Menlo Park, CA 94025
Francisco Partners Management LLC(1)(7)	48,417,192	98.5	7,535	*	37,053,556	63.6	33,985,373	58.3
c/o Francisco Partners GP, LLC
2882 Sand Hill Road, Ste. 280
Menlo Park, CA 94025
Shah Capital Partners, L.P.(1)(8)	48,417,192	98.5%	1,998,519	4.1%	37,053,556	63.6%	33,985,373	58.3%
5201 Great America Parkway,
Ste. 532
Santa Clara, CA 95054

					Ordinary Shares		Ordinary Shares
	Ordinary Shares				Beneficially Owned		Beneficially Owned
	Beneficially Owned		Ordinary Shares		After the Offering		After the Offering With
	Prior to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment

Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Patel Family Partners, L.P.(1)(9).	48,417,192	98.5	187,316	*	37,053,556	63.6	33,985,373	58.3
WestRiver Capital, LLC(1)(10)	48,417,192	98.5	86,891	*	37,053,556	63.6	33,985,373	58.3
3720 Carillon Point,
Kirkland, WA 98033
Named Executive Officers and Directors:
Iain MacKenzie(11)	520,235	1.1	—	1.1	520,235	*	520,235	*
Jack A. Pacheco(12)	188,368	*	—	*	188,368	*	188,368	*
Wayne Eisenberg(13)	159,852	*	—	*	159,852	*	159,852	*
Alan Marten(14)	293,229	*	—	*	293,229	*	293,229	*
Mike Rubino(15)	137,742	*	—	*	137,742	*	137,742	*
Ajay Shah(16)	48,417,192	98.5	1,998,519	4.1	37,053,556	63.6	33,985,373	58.3
Eugene Frantz	—	—	—	—	—	—	—	—
John W. Marren	—	—	—	—	—	—	—	—
Dipanjan Deb(17)	48,417,192	98.5	4,545,454	9.2	37,053,556	63.6	33,985,373	58.3
Ezra Perlman(17)	48,417,192	98.5	4,545,454	9.2	37,053,556	63.6	33,985,373	58.3
Dr. C.S. Park(18)	24,166	*	—	*	24,166	*	24,166	*
Mukesh Patel(19)	48,417,192	98.5	187,316	*	37,053,556	63.6	33,985,373	58.3
Clifton Thomas Weatherford	—	—	—	—	—	—	—	—
All Executive Officers and Directors as a group (13 persons)	49,740,784	**	6,731,289	13.7%	38,377,148	65.9%	35,308,965	60.6%

*	Indicates less than 1%.

**	Indicates greater than 100% as a result of inclusion of stock options immediately exercisable or exercisable within 60 days of December 31, 2005.

(1)	Includes the ordinary shares held by other parties to a shareholders’ agreement which provides that, among other things, if the principal investors, acting collectively, propose (a) to sell to a third party more than 50% of the aggregate number of ordinary shares held by the principal investors upon completion of this offering or (b) a transfer in which the ordinary shares to be transferred by the principal investors collectively, plus the ordinary shares to be transferred by the other parties to the shareholders’ agreement, constitute more than 50% of the outstanding ordinary shares, the parties to the shareholders’ agreement may be compelled to sell all or a portion of their ordinary shares. With the exception of the company, the selling shareholders are the only parties to such shareholders’ agreement.

(2)	Includes 5,095,038, 3,899,220 and 3,576,349 ordinary shares held by TPG III SM, LLC prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively.

(3)	Includes 7,816,220, 5,981,734 and 5,486,422 ordinary shares held by TPG IV SM, LLC prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively.

(4)	Includes 6,455,619, 4,940,468 and 4,531,378 ordinary shares held by T(3) II SM, LLC prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively.

(5)	TPG III SM, LLC is indirectly controlled by TPG Advisors III, Inc.; TPG IV SM, LLC is indirectly controlled by TPG Advisors IV, Inc.; and T(3) II SM, LLC is indirectly controlled by T(3) Advisors II, Inc. (collectively, TPG Advisors). David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and the sole shareholders of TPG Advisors. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by the foregoing entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(6)	Includes 19,240,033, 14,724,349 and 13,505,114 ordinary shares held by Francisco Partners, L.P. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Also includes 94,741, 72,505 and 66,501 ordinary shares held by Francisco Partners Fund A, L.P. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Voting and investment power belongs to a group of managing directors of Francisco Partners, G.P. LLC (including Mr. Deb) who are employees of Francisco Partners, G.P. LLC Francisco Partners, G.P. LLC’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, Keith Geeslin, David Golob, Sanford Robertson and Gerald Morgan.

The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by the foregoing entities. Messrs. Deb and Perlman are employees of Francisco Partners, G.P. LLC and disclaim beneficial ownership of the securities held by the foregoing entities.

(7)	Includes 32,103, 24,568 and 22,534 ordinary shares held by Francisco Annual Fund Investors, L.L.C. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Voting and investment power belongs to a group of managing directors of Francisco Partners Management, LLC (including Mr. Deb) who are employees of Francisco Partners Management, LLC. Francisco Partners Management, LLC’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, Keith Geeslin, David Golob, Sanford Robertson and Gerald Morgan. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by the foregoing entities. Messrs. Deb and Perlman are employees of Francisco Partners Management, LLC and disclaim beneficial ownership of the securities held by the foregoing entities.

(8)	Includes 8,515,115, 6,516,596 and 5,976,996 ordinary shares held by Shah Capital Partners, L.P. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Ajay Shah holds ultimate management power over Shah Capital Partners, L.P., which gives him investment power over the securities held by such entity. Mr. Shah disclaims beneficial ownership of such securities.

(9)	Includes 798,101, 610,785 and 560,209 ordinary shares held by Patel Family Partners, L.P. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Mukesh Patel and Harsha Patel are the general partners of Patel Family Partners, L.P. and have voting and investment power over the securities held by such entity.

(10)	Includes 370,222, 283,331 and 259,870 ordinary shares held by WestRiver Capital LLC. prior to the offering, after the offering assuming no exercise by the underwriters of their overallotment option and after the offering assuming exercise by the underwriters of their overallotment option, respectively. Erik Anderson is the sole member of WestRiver Management, LLC (WestRiver Management), which is the managing member of WestRiver Capital, LLC (WestRiver Capital). The investment power of WestRiver Capital belongs to a committee consisting of Mr. Anderson and Gary Brinson, who is the only other member of WestRiver Capital. By virtue of their positions with WestRiver Capital, each of Mr. Anderson, Mr. Brinson and WestRiver Management may be deemed to have investment power and beneficial ownership with respect to the securities held by WestRiver Capital, and each disclaims beneficial ownership of such securities.

(11)	Includes 386,858 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005. Subsequent to December 31, 2005, exercisable options to purchase 120,000 shares originally granted to Mr. MacKenzie were transferred to family trusts. This included options to purchase 60,000 shares transferred to a trust for the benefit of Mr. MacKenzie’s wife. Mr. MacKenzie has no voting or investment power over this trust and disclaims beneficial ownership of the options therein.

(12)	Includes 163,360 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005.

(13)	Includes 106,508 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005.

(14)	Includes 43,843 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005.

(15)	Includes 124,404 ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005.

(16)	Includes the ordinary shares beneficially owned by Shah Capital Partners, L.P.

(17)	Includes the ordinary shares beneficially held by Francisco Partners, G.P., LLC and Francisco Partners Management, LLC Individual is an employee of Francisco Partners, G.P., LLC and Francisco Partners Management, LLC and disclaims beneficial ownership of the securities held by the foregoing entities.

(18)	Represents ordinary shares that may be acquired upon the exercise of stock options exercisable within 60 days after December 31, 2005.

(19)	Represents ordinary shares beneficially owned by Patel Family Partners, L.P.

     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 831-9146.